Form N-SAR
Attachment for Item #77.C
Matters Submitted to a Vote of Security Holders

ICAP FUNDS, INC.
811-8850
For Period Ending 12/31/06

Special Meeting of Shareholders

Pursuant to notice a special meeting of the shareholders of ICAP Funds, Inc. (the “Funds”) was held on August 25, 2006 at the Parsippany, New Jersey offices of New York Life Investment Management LLC (“NYLIM”). The purpose of the meeting was to present the following proposals for shareholder consideration:

(1) a new investment management agreement between the Funds and NYLIM with respect to the overall management of each Fund’s portfolio;
(2) a new investment subadvisory agreement between NYLIM and Institutional Capital LLC with respect to the day-to-day management of each Fund’s portfolio; and
(3) the election of a new Board of Directors of the Funds.

No other business came before the meeting.

Each of the proposals listed above was passed by the shareholders of the Funds as shown below:

Proposal 1 - Approval of a New Management Agreement

Votes For	Votes Against	Votes Abstained	Broker Non-Vote	Total
13,546,628.722	282,082.423	178,775.573	5,729,553.000	19,737,039.718

Proposal 2 - Approval of a New Subadvisory Agreement

Votes For	Votes Against	Votes Abstained	Broker Non-Vote	Total
13,567,502.368	260,502.582	179,481.768	5,729,553.000	19,737,039.718

Proposal 3 - Election of a New Board of Directors

Director Nominee	Votes For	Votes Withheld	Total
Lawrence Glacken	36,989,190.778	430,308.989	37,419,499.767
Susan B. Kerley	37,016,820.475	402,679.292	37,419,499.767
Peter Meenan	37,014,511.329	404,988.438	37,419,499.767
Robert P. Mulhearn	37,015,287.329	404,212.438	37,419,499.767
Brian A. Murdock	37,001,543.701	417,956.066	37,419,499.767